Exhibit 99.1

Trip.com Group Limited Reports Unaudited Second Quarter and First Half of 2024 Financial Results

SINGAPORE, August 26, 2024 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the second quarter and first half of 2024.

Key Highlights for the Second Quarter of 2024

•	Domestic and international businesses sustained growth across all segments in the second quarter of 2024

•	Accommodation bookings on the Company’s Chinese sites grew by approximately 20% year over year, primarily driven by robust growth in both outbound and domestic travel.

•

Outbound hotel and air reservations recovered to 100% of the pre-COVID level for the same period in 2019, surpassing the industry-wide recovery rate of over 70% in terms of international flight capacity.

•	Total revenue of the Company’s international OTA brand has increased by around 70% year over year.

•	The Company achieved outstanding financial performance in the second quarter of 2024

•	Net revenue for the second quarter grew by 14% year over year.

•	Net income for the second quarter of 2024 was RMB3.9 billion (US$535 million), compared to RMB648 million for the same period in 2023.

•	Adjusted EBITDA for the second quarter was RMB4.4 billion (US$611 million). Adjusted EBITDA margin was 35%, improved from 33% for the same period in 2023.

“The second quarter of 2024 witnessed continued growth driven by strong travel demand, especially for cross-border travel,” said James Liang, Executive Chairman. “Our strong performance highlights our adaptability in a dynamic market. Looking ahead, we are dedicated to leveraging the potential of AI to revolutionize the travel industry and provide exceptional value to our customers.”

“We are pleased with our strong growth and the resilience of travel consumption in China,” said Jane Sun, Chief Executive Officer. “This promising outlook fuels our enthusiasm for innovation and new initiatives. By collaborating with our partners, we are well-positioned for even greater success.”

Second Quarter of 2024 Financial Results and Business Updates

For the second quarter of 2024, Trip.com Group reported net revenue of RMB12.8 billion (US$1.8 billion), representing a 14% increase from the same period in 2023. Net revenue for the second quarter of 2024 increased by 7% from the previous quarter, primarily driven by stronger travel demand, particularly during the holiday periods.

Accommodation reservation revenue for the second quarter of 2024 was RMB5.1 billion (US$707 million), representing a 20% increase from the same period in 2023 primarily driven by an increase in accommodation reservations. Accommodation reservation revenue for the second quarter of 2024 increased by 14% from the previous quarter, primarily driven by stronger travel demand, particularly during the holiday periods.

Transportation ticketing revenue for the second quarter of 2024 was RMB4.9 billion (US$670 million), representing a 1% increase from the same period in 2023. Transportation ticketing revenue for the second quarter of 2024 decreased by 3% from the previous quarter despite robust growth in ticketing volume, primarily due to fluctuations of air ticket prices in the second quarter of 2024.

Packaged-tour revenue for the second quarter of 2024 was RMB1.0 billion (US$141 million), representing a 42% increase from the same period in 2023 primarily driven by an increase in packaged-tour reservations. Packaged-tour revenue for the second quarter of 2024 increased by 16% from the previous quarter, primarily driven by stronger travel demand, particularly during the holiday periods.

Corporate travel revenue for the second quarter of 2024 was RMB633 million (US$87 million), representing an 8% increase from the same period in 2023 primarily driven by an increase in corporate travel reservations. Corporate travel revenue for the second quarter of 2024 increased by 24% from the previous quarter, primarily due to seasonality.

Cost of revenue for the second quarter of 2024 increased by 15% to RMB2.3 billion (US$318 million) from the same period in 2023 and increased by 3% from the previous quarter, which was generally in line with the increase in net revenue. Cost of revenue as a percentage of net revenue was 18% for the second quarter of 2024.

Product development expenses for the second quarter of 2024 increased by 1% to RMB3.0 billion (US$412 million) from the same period in 2023 and decreased by 4% from the previous quarter. Product development expenses as a percentage of net revenue was 23% for the second quarter of 2024.

Sales and marketing expenses for the second quarter of 2024 increased by 20% to RMB2.8 billion (US$390 million) from the same period in 2023 and increased by 23% from the previous quarter primarily due to the increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 22% for the second quarter of 2024.

General and administrative expenses for the second quarter of 2024 increased by 13% to RMB1.1 billion (US$148 million) from the same period in 2023 and increased by 16% from the previous quarter, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenue was 8% for the second quarter of 2024.

Income tax expense for the second quarter of 2024 was RMB693 million (US$95 million), compared to RMB562 million for the same period in 2023 and RMB664 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

Net income for the second quarter of 2024 was RMB3.9 billion (US$535 million), compared to RMB648 million for the same period in 2023 and RMB4.3 billion for the previous quarter. Adjusted EBITDA for the second quarter of 2024 was RMB4.4 billion (US$611 million), compared to RMB3.7 billion for the same period in 2023 and RMB4.0 billion for the previous quarter. Adjusted EBITDA margin was 35% for the second quarter of 2024, compared to 33% for the same period in 2023 and for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the second quarter of 2024 was RMB3.8 billion (US$527 million), compared to RMB631 million for the same period in 2023 and RMB4.3 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the second quarter of 2024 was RMB5.0 billion (US$686 million), compared to RMB3.4 billion for the same period in 2023 and RMB4.1 billion for the previous quarter.

Diluted earnings per ordinary share and per ADS was RMB5.57 (US$0.77) for the second quarter of 2024. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB7.25 (US$1.00) for the second quarter of 2024. Each ADS currently represents one ordinary share of the Company.

As of June 30, 2024, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB99.0 billion (US$13.6 billion).

Offering of Cash-par Settled Convertible Senior Notes

In June 2024, the Company completed an offering of US$1.5 billion in aggregate principal amount of cash-par settled convertible senior notes due 2029 (the “Notes”), including the initial purchasers’ full exercise of option to purchase an additional US$200 million in aggregate principal amount of the Notes. The Notes are general unsecured obligations of the Company and bear interest at a rate of 0.75% per year.

The Notes contemplate cash-par settlement upon conversion. Upon conversion, the Company will pay cash up to the aggregate principal amount of the Notes being converted and have the right to elect to settle the conversion consideration for amounts in excess of the aggregate principal amount using cash, ADSs, or a combination of cash and ADSs.

Concurrent ADS Repurchase

Concurrently with the Notes offering, the Company repurchased approximately 6.0 million ADSs in an aggregate amount of approximately US$300 million pursuant to its existing share repurchase plans in off-market privately negotiated transactions effected through one or more of the initial purchasers of the Notes or their affiliates as its agent.

Conference Call

Trip.com Group’s management team will host a conference call at 8:00 PM on August 26, 2024, U.S. Eastern Time (or 8:00 AM on August 27, 2024, Hong Kong Time) following the announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BI1654b47de1924af88e8ea8e0351b2261

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident,” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and business conditions in the relevant jurisdictions where Trip.com Group operates, any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Trip.com Group and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2023	June 30, 2024	June 30, 2024
	RMB (million)	RMB (million)	USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	43,983	51,553	7,094
Short-term investments	17,748	38,216	5,259
Accounts receivable, net	11,410	12,907	1,776
Prepayments and other current assets	15,591	18,863	2,596
Total current assets	88,732	121,539	16,725
Property, equipment and software	5,142	5,083	699
Intangible assets and land use rights	12,644	12,551	1,727
Right-of-use asset	641	741	102
Investments (Includes held to maturity time deposit and financial products of RMB15,530 million and RMB9,263 million as of December 31,2023 and June 30, 2024, respectively)	49,342	45,392	6,246
Goodwill	59,372	59,381	8,171
Other long-term assets	688	538	74
Deferred tax asset	2,576	2,598	358
Total assets	219,137	247,823	34,102
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	25,857	39,530	5,440
Accounts payable	16,459	19,189	2,640
Advances from customers	13,380	16,561	2,279
Other current liabilities	16,715	16,836	2,317
Total current liabilities	72,411	92,116	12,676
Deferred tax liability	3,825	3,477	478
Long-term debt	19,099	20,034	2,757
Long-term lease liability	477	545	75
Other long-term liabilities	319	259	36
Total liabilities	96,131	116,431	16,022
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	122,184	130,500	17,957
Non-controlling interests	822	892	123
Total shareholders’ equity	123,006	131,392	18,080
Total liabilities and shareholders’ equity	219,137	247,823	34,102

Trip.com Group Limited

Unaudited Consolidated Statements of Income

(In millions, except share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)
Revenue:
Accommodation reservation	4,285	4,496	5,136	707	7,765	9,632	1,325
Transportation ticketing	4,814	5,000	4,871	670	8,970	9,871	1,358
Packaged-tour	722	883	1,025	141	1,108	1,908	263
Corporate travel	584	511	633	87	1,029	1,144	157
Others	857	1,031	1,123	154	1,601	2,154	296
Total revenue	11,262	11,921	12,788	1,759	20,473	24,709	3,399
Less: Sales tax and surcharges	(15)	(16)	(16)	(2)	(28)	(32)	(4)
Net revenue	11,247	11,905	12,772	1,757	20,445	24,677	3,395
Cost of revenue	(2,007)	(2,238)	(2,312)	(318)	(3,644)	(4,550)	(626)
Gross profit	9,240	9,667	10,460	1,439	16,801	20,127	2,769
Operating expenses:
Product development *	(2,953)	(3,109)	(2,993)	(412)	(5,627)	(6,102)	(840)
Sales and marketing *	(2,355)	(2,312)	(2,835)	(390)	(4,110)	(5,147)	(708)
General and administrative *	(955)	(931)	(1,077)	(148)	(1,846)	(2,008)	(276)
Total operating expenses	(6,263)	(6,352)	(6,905)	(950)	(11,583)	(13,257)	(1,824)
Income from operations	2,977	3,315	3,555	489	5,218	6,870	945
Interest income	513	592	634	87	954	1,226	169
Interest expense	(555)	(499)	(514)	(71)	(1,041)	(1,013)	(139)
Other (expense)/income	(1,961)	759	(183)	(25)	(309)	576	79
Income before income tax expense and equity in income of affiliates	974	4,167	3,492	480	4,822	7,659	1,054
Income tax expense	(562)	(664)	(693)	(95)	(903)	(1,357)	(187)
Equity in income of affiliates	236	822	1,089	150	103	1,911	263
Net income	648	4,325	3,888	535	4,022	8,213	1,130
Net income attributable to non-controlling interests	(17)	(13)	(55)	(8)	(16)	(68)	(9)
Net income attributable to Trip.com Group Limited	631	4,312	3,833	527	4,006	8,145	1,121
Earnings per ordinary share
- Basic	0.97	6.62	5.84	0.80	6.14	12.46	1.71
- Diluted	0.94	6.38	5.57	0.77	5.98	11.93	1.64
Earnings per ADS
- Basic	0.97	6.62	5.84	0.80	6.14	12.46	1.71
- Diluted	0.94	6.38	5.57	0.77	5.98	11.93	1.64
Weighted average ordinary shares outstanding
- Basic	653,392,956	651,349,707	655,857,569	655,857,569	652,625,256	653,603,638	653,603,638
- Diluted	671,942,381	675,933,592	687,977,626	687,977,626	670,838,392	682,766,701	682,766,701
* Share-based compensation included in Operating expenses above is as follows:
Product development	234	214	322	44	413	536	74
Sales and marketing	44	38	55	8	75	93	13
General and administrative	219	198	297	41	387	495	68

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Three Months Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2024
	RMB (million)	RMB (million)	RMB (million)	USD (million)	RMB (million)	RMB (million)	USD (million)
Net income	648	4,325	3,888	535	4,022	8,213	1,130
Less: Interest income	(513)	(592)	(634)	(87)	(954)	(1,226)	(169)
Add: Interest expense	555	499	514	71	1,041	1,013	139
Add: Other expense/(income)	1,961	(759)	183	25	309	(576)	(79)
Add: Income tax expense	562	664	693	95	903	1,357	187
Less: Equity in income of affiliates	(236)	(822)	(1,089)	(150)	(103)	(1,911)	(263)
Income from operations	2,977	3,315	3,555	489	5,218	6,870	945
Add: Share-based compensation	497	450	674	93	875	1,124	155
Add: Depreciation and amortization	204	209	207	29	405	416	57
Adjusted EBITDA	3,678	3,974	4,436	611	6,498	8,410	1,157
Adjusted EBITDA margin	33%	33%	35%	35%	32%	34%	34%
Net income attributable to Trip.com Group Limited	631	4,312	3,833	527	4,006	8,145	1,121
Add: Share-based compensation	497	450	674	93	875	1,124	155
Add: Loss/(gain) from fair value changes of equity securities investments and exchangeable senior notes	2,351	(679)	435	60	703	(244)	(34)
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(45)	(28)	43	6	(85)	15	2
Non-GAAP net income attributable to Trip.com Group Limited	3,434	4,055	4,985	686	5,499	9,040	1,244
Weighted average ordinary shares outstanding- Diluted-non GAAP	672,031,445	675,933,592	687,977,626	687,977,626	670,838,392	682,766,701	682,766,701
Non-GAAP Diluted income per share	5.11	6.00	7.25	1.00	8.20	13.24	1.82
Non-GAAP Diluted income per ADS	5.11	6.00	7.25	1.00	8.20	13.24	1.82

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.2672 on June 28, 2024 published by the Federal Reserve Board.